MSGI Technology Solutions, Inc

575 Madison Avenue

10th Floor

New York, NY 10022

August 19, 2013

Via EDGAR and Federal Express

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 6010

Re:	MSGI Technology Solutions, Inc. Item 4.01 on Form 8-K Filed July 25, 2013 File No. 1-01768

Dear Mr. Burton

This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) made in the letter dated July 26, 2013 (the “Comment Letter”) from Kevin L. Vaughn, Accounting Branch Chief, to me, as Chief Executive Officer of MSGI Technology Solutions, Inc. (the “Company”), relating to our filing on Form 8-K as filed on July 25, 2013. Set forth below are the Staff’s comments contained in the Comment Letter (in bold face type) followed by the Company’s responses.

Form 8-K dated July 25, 2013

Item 4.01 – Changes in Registrant’s Certifying Accountant

1.	With reference to the letter from your former accountants included in Exhibit 16.2, please tell us how you considered whether the referenced items represent a disagreement that required disclosure in your Form 8-K. Explain the basis for your conclusion that this does not represent a disagreement or alternatively revise the Form 8-K to provide the information required by Item 304(a)(1)(v)(C)-(D) of Regulation S-K. In the event that you amend the Form 8-K, please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

During the last reported fiscal year ended June 30, 2010, and in the subsequent interim periods through the date of LJSA’s termination, (i) there were no disagreements with LJSA on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of LJSA, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. The reports of LJSA on the Company’s consolidated financial statements as of and for the fiscal year ended June 30, 2010 did not contain an adverse opinion or disclaimer of opinion, or qualified opinion,, audit scope, or accounting principles, except for an explanatory paragraph indicating substantial doubt about the Company’s ability to continue as a going concern in the audit report for the fiscal year ended June 30, 2010.

During the Company’s two most recently reported fiscal years through the date of LJSA’s termination, the Company had the following reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K:

  L J Soldinger Associates, LLC had advised the Company of numerous material weaknesses in the internal controls over financial reporting necessary for the registrant to develop reliable financial statements.
  In the first and second calendar quarters of 2011, as the result of the Company receiving two comment letters from the Staff of the Securities and Exchange Commission dated March 1, 2011 and July 14, 2011, L J Soldinger Associates, LLC advised us that these comments, if further investigated, more-likely-than-not would have a material impact on the fairness or reliability of our previously issued audited and unaudited financial statements and L J Soldinger Associates, LLC corresponding audit reports.
  Also, as the result of additional information coming to the Company’s and L J Soldinger Associates, LLC attention (in the form of conversations with the Staff of the Securities and Exchange Commission and the results of a valuation report the Company obtained from an independent valuation firm valuing certain derivatives related to convertible debt and equity instruments), L J Soldinger Associates LLC concluded and advised the Company, this information would have a material impact on the fairness, and/or reliability, of previously issued audited and unaudited Company financial statements and L J Soldinger Associates LLC corresponding audit reports.

 However, as a result of the Company’s being delisted and going dormant, the issues were not resolved to L J Soldinger Associates, LLC and the Company’s satisfaction.

The Company provided a copy of the foregoing disclosures and requested from LJSA a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with such statements, made by the Company in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. The letter from L J Soldinger Associated, LLC will be filed with an amended filing on Form 8-K/A.

The Company acknowledges that it is responsible for the adequacy and accuracy of disclosures in the filing, that Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that these responses in this letter are responsive to the comments of the Staff. Please telephone me at (212) 605 - 0233 if you require additional information or wish to comment further orally.

_____________________

J. Jeremy Barbera

Chief Executive Officer and Chairman

MSGI Technologies Solutions, Inc.